AMERIWEST MINERALS CORP.
                         5135 Camino Al Norte, Suite 250
                            North Las Vegas, NV 89031
                                  (702)974-0677
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                                                                    May 13, 2008

Ms. Donna Levy
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re: Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
    Filed January 28, 2008
    File No. 333-145225

Dear Ms. Levy,

Thank you for your assistance in the review of our filing. In response to your comment letter dated May 1, 2008 we have the following comments.

1. As you know, section 5 of the Securities Act of 1933 as amended, states that unless a registration statement has been filed or is in effect it is unlawful to offer to sell or to sell a security. However, the registration statement requirements contained in section 5 will not prohibit the offer or sale if an exemption can be found which applies to the transaction. Such exemptions were available for the issuance of the shares referred to in your comment. Specifically, the shares were issued to non-US persons in reliance on Regulation S promulgated under the Securities Act of 1933, as amended. The fact that the post-effective amendment had been filed, but was not effective, at the time of the issuances pursuant to Regulation S does not impact upon the availability of Regulation S for the issuances.

     So given that the shares have been issued as restricted securities, the Company feels that the appropriate course of action is to affect a withdrawal of the post-effective amendment in order that the Company can re-file a resale registration statement on behalf of the shareholders who have received the restricted shares. Also, given the above, the Company does not feel that a contingent liability or specific risk factor is necessary given the circumstances noted.

2. The Company's auditor has the management prepared financial statements for the period ended February 29, 2008 and the Company will file a 10-Q as soon as they are processed by the auditor. The Company has prepared the body of the 10-Q already and only awaits the financial statements back from the auditor in order to complete the 10-Q and file.
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3.   As noted in response #1 above, the time frame for the effectiveness of the original SB-2 registration statement has expired and therefore the Company is not relying on that for the shares sold. It therefore feels there is no point to filing or updating a post effective amendment that is not being relied upon for anything.

4. The Company plans to include updated audited financial statements as required by Item 3-01(a) of Regulation S-X when it files a new S-1 registration statement.

5. As noted in previous responses up above, the Company will be filing a new S-1 Registration Statement in compliance with the new rules.


Sincerely,


/s/ William J. Muran
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William J. Muran
President & Director